SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-51589

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

New England Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New England Bancshares, Inc.
855 Enfield Street
Enfield, Connecticut 06082

[Letterhead of Shatswell, MacLeod & Company, P.C.]

Plan Administrator
New England Bank Employees’ Savings & Profit Sharing Plan and Trust
Enfield, Connecticut

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the New England Bank Employees’ Savings & Profit Sharing Plan and Trust (Plan), as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
June 22, 2011

[Letterhead of Shatswell, MacLeod & Company, P.C.]

Plan Administrator
New England Bank Employees’ Savings & Profit Sharing Plan and Trust
Enfield, Connecticut

INDEPENDENT AUDITORS’ REPORT

We have audited the accompanying statement of net assets available for benefits of the New England Bank Employees’ Savings & Profit Sharing Plan and Trust (Plan), as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have compiled the accompanying statement of net assets available for benefits of New England Bank Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2009 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management.  We have not audited or reviewed the accompanying statement of net assets available for benefits and, accordingly, do not express an opinion or any other form of assurance on it.

/s/ Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
June 22, 2011

NEW ENGLAND BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS:		(Compiled)
Investments, at fair value:
New England Bancshares, Inc. Stock fund (includes $40,938 and $18,592 of cash equivalents at December 31, 2010 and 2009, respectively)	$757,423	$389,955
Common Trust funds	2,575,692	2,101,688
Notes receivable from participants	61,328	59,395
Total assets	3,394,443	2,551,038

LIABILITIES:
Other	-	346
Total liabilities	-	346

Net assets available for benefits	$3,394,443	$2,550,692

The accompanying notes are an integral part of these financial statements.

NEW ENGLAND BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

Additions:
Investment income:
Net appreciation in fair value of investments	$564,923
Interest	585
Dividends	7,609
573,117

Interest income from notes receivable from participant loans	3,581

Contributions:
Employer	124,562
Participants	375,504
500,066
Total additions	1,076,764

Deductions:
Benefit payments to participants	210,755
Administrative expenses	20,564
Other fees	1,694
Total deductions	233,013

Net increase	843,751

Net assets available for benefits:
Beginning of year	2,550,692
End of year	$3,394,443

The accompanying notes are an integral part of these financial statements.

NEW ENGLAND BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The New England Bank Employees’ Savings & Profit Sharing Plan and Trust (Plan) is a defined contribution plan that is available to all employees of New England Bank (Bank).  The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description provides only general information about the Plan.  Participants should refer to the Plan Agreement for a more complete description of the Plan.

The Bank is the administrator of the Plan.  Reliance Trust Company is the trustee of the Plan.  Pentegra Services, Inc. provides recordkeeping services.

Summary of Plan Provisions:

Eligibility and Entry Dates:  There is no age requirement.

Employees are eligible for membership in the Plan on the first day of the month coinciding with or next following the completion of six months of employment.

Contributions:  Participants may elect to contribute a pre-tax salary deferral of 1% to 100% of Plan salary, subject to IRS limits.  Employees are not required to contribute in order to participate in the Plan.

The Plan allows Roth contributions by participants.  Roth contributions amounted to $7,414 in 2010.

The Plan allows rollover contributions of eligible rollover distributions from any other IRS qualified retirement plan or IRA.  Participant rollover contributions were $27,315 in 2010.

The Bank matches 50% of the first 6% of employee contributions.

Vesting:  If employment is terminated for reasons other than death, disability or retirement, then participants are entitled to receive only their vested percentage of their account balance.

Participants are always 100% vested in employee salary deferrals, rollover and Roth contributions and employer matching contributions.

Normal Retirement Age:  Normal retirement age is 65.

Summary of Accounting Policies:

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition - Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefits are recorded when paid.  Hardship withdrawals are allowed.

Participant Account - Each participant's account is credited with the participant's contribution and a proportionate allocation of any Bank contribution and plan earnings.

Participant Loans - Loans are allowed in accordance with rules and regulations outlined in a written loan policy.  Participant loans are limited to no more than 50% of a participant’s vested account balance, or $50,000, if less.

Administrative Expenses – Certain expenses, including trustee, custodian and recordkeeping services are paid from participants’ investment funds.  Other administrative expenses relating to the Plan are paid by the employer.

2.	TAX STATUS

The Plan obtained its latest determination letter on April 18, 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits.

		Fair Value Measurements Using
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)
December 31, 2010
Money market funds	$40,938	$40,938	$-	$-
Common Trust funds	2,575,692	-	2,575,692	-
New England Bancshares, Inc. common stock	716,485	716,485	-	-
Total	$3,333,115	$757,423	$2,575,692	$-

		Fair Value Measurements Using
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)
December 31, 2009
Money market funds	$18,592	$18,592	$-	$-
Common Trust funds	2,101,688	-	2,101,688
New England Bancshares, Inc. common stock	371,363	371,363	-	-
Total	$2,491,643	$389,955	$2,101,688	$-

ASC 820 “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels:  Level 1 inputs consist of the unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets and Level 3 inputs to the valuation methodology are unobservable and have the lowest priority.  The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 3 inputs were only used when Level 1 or Level 2 inputs are not available.

Level 1 Fair Value Measurements

The fair value of money market funds is based on net asset value (NAV) of the shares held by the Plan at year-end and New England Bancshares, Inc. common stock is based on quoted prices of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The fair value of Common Trust funds is measured at net asset value per unit (NAV).  The NAV’s are published to external sources, therefore Common Trust funds are generally not deemed to have a readily determinable fair value in the current accounting framework.

4.	INVESTMENTS

The Plan offers various investment options, primarily State Street Global Advisors Common Trust funds and the New England Bancshares, Inc. Stock fund.  New England Bancshares, Inc. is the bank holding company for New England Bank.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $564,923, as follows:

Common Trust funds	$287,513
New England Bancshares, Inc. common stock	277,410
$564,923

The following investment securities represent five percent or more of the Plan’s net assets at December 31:

	Fair Value
Investment	2010	2009
New England Bancshares, Inc, common stock, 90,125 and 80,731 shares, respectively	$716,485	$371,363
Invesco Stable Value Fund	248,778	-
Pentegra Stable Value Fund	-	139,676
State Street Investors Moderate Strategic Balanced SL Fund	388,364	372,073
State Street Investors Aggressive Strategic Balanced SL Fund	199,150	219,576
State Street Investors S&P 500 Growth Fund	-	133,082
State Street Investors Daily EAFE SL Series Fund	-	158,035
State Street Investors S&P Flagship SL Series Fund	195,393	150,862
State Street Investors S&P 500 Growth Fund	-	133,082
State Street Investors S&P Midcap Index SL Series Fund	312,721	218,858
State Street Investors STIF	202,583	135,475

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a full Plan termination, participants will become 100 percent vested in their accounts.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$3,394,443	$2,550,692
Difference	0	0

Net assets per Schedule H of Form 5500	$3,394,443	$2,550,692

The following is a reconciliation of the net income per the financial statements to Form 5500 for the year ended December 31, 2010:

2010
Net increase in net assets per the financial statements	$843,751
Difference	0
Net increase in net assets per Schedule H of Form 5500	$843,751

NEW ENGLAND BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
EMPLOYER IDENTIFICATION #06-1522403
PLAN #002
SUPPLEMENTAL SCHEDULE

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2010

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	NEW ENGLAND BANCSHARES, INC.	COMMON STOCK	715,895	$716,485
	NOTES RECV FROM PARTICIPANT	INTEREST RATES 4.25% - 9.25%	61,328	61,328
	INVESCO	STABLE VALUE FUND	230,974	248,778
	STATE STREET INVESTORS	MODERATE STRATEGIC BALANCED SL FUND	325,858	388,364
	STATE STREET INVESTORS	CONSERVATIVE STRATEGIC BALANCED SL FUND	79,747	92,048
	STATE STREET INVESTORS	AGGRESSIVE STRATEGIC BALANCED SL FUND	163,173	199,150
	STATE STREET INVESTORS	TUCKERMAN U.S. REIT INDEX NL SF CL A	23,437	29,099
	STATE STREET INVESTORS	U.S. LONG TREASURY INDEX SL SF CL I	64,615	76,406
	STATE STREET INVESTORS	INTL INDEX SL SF CL I	148,982	167,753
	STATE STREET INVESTORS	RUSSELL SMALL CAP INDEX SL SF CL I	98,402	126,330
	STATE STREET INVESTORS	S&P 500 R INDEX SL SF CL I	163,151	195,393
	STATE STREET INVESTORS	S&P LARGE CAP VALUE INDEX SL SF CL I	119,430	143,998
	STATE STREET INVESTORS	S&P LARGE CAP GROWTH INDEX SL SF CL I	125,115	152,225
	STATE STREET INVESTORS	S&P MIDCAP INDEX SL SF CL I	231,470	312,721
	STATE STREET INVESTORS	NASDAQ 100 INDEX NL SF	27,479	34,789
	STATE STREET INVESTORS	STIF	202,583	202,583
	STATE STREET INVESTORS	GOVERNMENT MONEY MKT	10,170	10,170
	STATE STREET INVESTORS	U.S. BOND INDEX SL SF	52,761	55,874
	STATE STREET INVESTORS	TARGET RETIREMENT 2015	53,278	60,296
	STATE STREET INVESTORS	TARGET RETIREMENT 2025	65,312	76,074
	STATE STREET INVESTORS	TARGET RETIREMENT 2035	1,018	1,067
	STATE STREET INVESTORS	TARGET RETIREMENT 2045	2,302	2,576
	FEDERATED	PRIME VALUE OBLIGATION FUND	40,938	40,938

* Denotes party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEW ENGLAND BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 27, 2011	By:	/s/ Cynthia G. Gray
Cynthia G. Gray
Plan Administrator
New England Bank

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm